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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                SCHEDULE 14D-1/A
                               (Final Amendment)

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                 Schedule 13D
                   under the Securities Exchange Act of 1934

                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                           (Name of Subject Company)

                            MHP II ACQUISITION CORP.
                           HOST MARRIOTT CORPORATION
                                   (Bidders)

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)
                                      None
                     (CUSIP Number of Class of Securities)

                                 -------------

   Christopher G. Townsend, Esq.               J. Warren Gorrell, Jr., Esq.
     MHP II Acquisition Corp.                      Peter J. Romeo, Esq.
     Host Marriott Corporation                    Hogan & Hartson L.L.P.
        10400 Fernwood Road                       555 13th Street, N.W.
        Bethesda, MD  20817                    Washington, D.C. 20004-1109
          (301) 380-9000                              (202) 637-5600

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of Bidders)

                                 June 13,1996
                                 ------------
      Date of Event(s) which require filing of Statement on Schedule 13D

                                 -------------

                           Calculation of Filing Fee

- --------------------------------------------------------------------------------
  Transaction Valuation (1)                           Amount of Filing Fee (1)
       $111,000,000                                           $22,200
- --------------------------------------------------------------------------------

(1) Determined in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934. The fee was computed on the basis of the purchase of 740 units of limited partnership interest in the Subject Company at $150,000 cash per unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amounts Previously Paid:       $18,500                          $3,700
Forms or Registration Nos.:    Schedule 14D-1                   Schedule 14D-1/A
Filing Parties:                MHP II Acquisition Corp.         MHP Acquisition Corp.
                               and Host Marriott Corporation    and Host Marriott Corporation
Dates Filed:                   April 18, 1996                   May 23, 1996


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


- --------------------------------------------------------------------------------
  CUSIP NO. NONE
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Host Marriott Corporation
        I.R.S. Identification No. 53-0085950
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        [_](a)
        [_](b)
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------------------------
 4.   SOURCES OF FUNDS (SEE INSTRUCTIONS)
        WC
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)
        [_]
- -----------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- ------------------------------------------------------------------------------
 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        380.5 Units
- ------------------------------------------------------------------------------
 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
        [_]
- ------------------------------------------------------------------------------
 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        Approximately 51.1%
- ------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
- ------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
  CUSIP NO. NONE
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS;
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MHP II Acquisition Corp.
        I.R.S. Identification No. 52-1971552
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        [_](a)
        [_](b)
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------------------------
 4.   SOURCES OF FUNDS (SEE INSTRUCTIONS)
        WC
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)
        [_]
- -----------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- ------------------------------------------------------------------------------
 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        375.5 Units
- ------------------------------------------------------------------------------
 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
        [_]
- ------------------------------------------------------------------------------
 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        Approximately 50.4%
- ------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
- ------------------------------------------------------------------------------

         This statement is the Final Amendment to the Tender Offer Statement on
Schedule 14D-1 which was filed by MHP II Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned direct subsidiary of Host Marriott Corporation, a Delaware corporation ("Parent"), on April 18, 1996, as amended by the Statement on Schedule 14D-1/A, Amendment No. 1, dated May 15, 1996, the Statement on Schedule 14D-1/A, Amendment No.2, dated May 23, 1996, the Statement on Schedule 14D-1/A, Amendment No.3, dated May 24, 1996, and the Statement on Schedule 14D-1/A, Amendment No. 4, dated June 3, 1996, with respect to the Purchaser's offer to purchase all outstanding units of limited partnership interest (the "Units") in Marriott Hotel Properties II Limited Partnership, a Delaware limited partnership (the "Partnership") at a net cash price per Unit of $150,000. Capitalized terms used in this Final Amendment and not otherwise defined herein shall have the meanings set forth in the Offer to Purchase dated April 18, 1996, as amended (the "Offer to Purchase"), and related Letter of Transmittal. This Statement also serves as the initial filing of
Schedule 13D under the Exchange Act for the Purchaser and Parent.

         The Offer to Purchase expired on June 13, 1996, at 12:00 midnight, New York City time. At the expiration of the Offer, 375.5 Units (representing approximately 50.4% of the outstanding Units) had been tendered pursuant to the Offer. The Purchaser has notified the Depositary that it has accepted for payment all 375.5 Units tendered pursuant to the Offer. As a result of the acceptance for payment of the 375.5 Units, Parent will beneficially own a total of 380.5 Units, representing approximately 51.1% of the outstanding Units.

Item 2.  Identity and Background
         -----------------------

(a)-(d), (g)  On June 11, 1996, Bruce D. Wardinski was elected Vice
President and Treasurer of the Purchaser to replace Scott A. LaPorta, who resigned such position effective June 11, 1996. Mr. Wardinski, 36, joined Parent in 1987 as a Senior Financial Analyst of Financial Planning & Analysis and was named Manager in June 1988. He was appointed Director, Financial Planning & Analysis in 1989, Director of Project Finance in January 1990, Senior Director of Project Finance in June 1993, Vice President, Project Finance in June 1994 and Senior Vice President of International Development in October 1995. In June 1996, Mr. Wardinski was named Senior Vice President and Treasurer of Parent.

(e)-(f) Neither the Purchaser nor Parent nor, to the best of their knowledge, Bruce D. Wardinski nor any person listed in Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 6.  Interest in Securities of the Subject Company
         ---------------------------------------------

      Items 6(a) and (b) are hereby amended as follows:

      The Purchaser has notified the Depositary that it has accepted for payment all 375.5 Units tendered pursuant to the Offer (representing approximately 50.4% of the outstanding Units). As a result of the acceptance for payment of the
375.5 Units, Parent will beneficially own a total of 380.5 Units, representing approximately 51.1% of the outstanding Units.

                                   SIGNATURES

       After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    MHP II ACQUISITION CORP.



Dated:  June 18, 1996               By:  /s/ Christopher J. Nassetta
                                         -----------------------------
                                         Christopher J. Nassetta
                                         President and Chief Operating Officer


                                    HOST MARRIOTT CORPORATION



Dated:  June 18, 1996               By:  /s/ Christopher G. Townsend
                                         -----------------------------
                                         Christopher G. Townsend
                                         Senior Vice President, Deputy General
                                         Counsel and Corporate Secretary